EXHIBIT 99.4

Proposal 4 - Approval of Amendments to the ADT 1993 Long Term Incentive Plan

Background

               On August 12, 1993, the Board of Directors adopted the ADT 1993 Long-Term Incentive Plan (the "Plan") which was approved by the shareholders of the Company on October 12, 1993. The Plan currently authorizes the issuance of options to purchase common shares and other awards which are measured by common shares for up to 8,500,000 common shares. To date, 3,400,000 options to purchase common shares in respect of which participants are required to pay $2.50 per option ("Subscription Options") have been granted under the Plan, of which 16,668 such options have been forfeited, and have reverted to the Plan upon one participant ceasing to be in employment.
In addition, 4,715,000 options in respect of which participants are not required to make payment ("Ordinary Options") have been granted under the Plan. Accordingly, the Plan has only 401,668 common shares remaining available for grant which, the Board of Directors believes, is inadequate for future requirements. The Board of Directors believes that long-term incentives based upon common shares are an integral part of the compensation packages to be offered to the Company's executives and managers and that the grant of stock options and other incentives available in the Plan, which align the interests of the recipients with those of the Company's shareholders, is an effective method to attract and retain employees.

               Set out below is a summary of options outstanding under the Plan together with the number of all other share options outstanding as of February 29, 1996.

                                                                                                           Per cent of
                                                                                     Per cent of          Fully diluted
                                                               Stock Options        Common Shares            Common
                                                                Outstanding        Outstanding(1)           Shares(2)
                                                               -------------       --------------         -------------
Ordinary Options outstanding under the Plan............            4,545,000            3.4%                   2.9%
Options outstanding under all other Company plans......            5,469,185            4.1%                   3.5%
                                                                  ----------
                                                                  10,014,185            7.2%                   6.2%
Subscription Options outstanding under the Plan........            3,350,000            2.5%                   2.2%
                                                                  ----------
Total Options outstanding..............................           13,364,185            9.4%                   8.1%
                                                                  ==========


---------------
(1) Based upon common shares outstanding on February 29, 1996 but excluding 3,182,787 common shares owned by a subsidiary of the Company.

(2) Based upon common shares outstanding on February 29, 1996 and the number of common shares to be issued on exchange of the Company's outstanding Liquid Yield Option Notes, which are currently in the money.

               At the Annual General Meeting, the shareholders will be asked to approve amendments to the Plan by the affirmative vote of a majority of votes cast by holders of the outstanding common shares represented at the Annual General Meeting in person or by proxy. The amendments to the Plan were proposed by the Remuneration Committee and approved by the board of directors on February 29, 1996, subject to shareholder approval, to (i) increase the number of common shares with respect to which options and other incentives under the Plan may be granted by 8,500,000, thus increasing the common shares subject to the Plan from 8,500,000 to 17,000,000 (ii) fix at 8,000,000 common shares for 1996 and 3,000,000 common shares thereafter the maximum number of common shares with respect to which options or other awards may be granted to a single participant in any one calendar year, (iii) fix the value of a common share at the date of any grant as the minimum exercise price of options and the minimum grant price of stock appreciation rights, or not less than 85 per cent of such value as such minimum if such option or right is to be paid for or is expressly granted in lieu of a reasonable amount of salary or cash bonus and (iv) delete from the Plan the provisions thereof relating to the grants of awards in restricted common shares.

               The increase in common shares available under the Plan is designed to continue to promote the interests of the Company and its shareholders by attracting and retaining officers and key employees of the Company and its subsidiaries; motivating such employees by reason of performance related incentives to achieve long-range performance goals; and enabling such employees to participate in the long-term growth and financial success of the Company. The establishment of a maximum number of shares with respect to which options or other awards may be granted to any one participant in any year is being made to preserve the ability of the Company to deduct compensation realized by participants in connection with the award for United States income tax purposes. The Omnibus Budget Reconciliation Act of 1993 generally prohibits the Company from deducting compensation paid to a "covered employee" to the extent the compensation exceeds $1,000,000 per year. "Performance based compensation", including compensation realized in connection with certain stock options and stock appreciation rights, is excluded in calculating the $1,000,000 deduction limit. In order for stock options or stock appreciation rights to constitute performance based compensation, the plan must, among other things, state the maximum number of options or stock appreciation rights that may be granted during a specified period to any participant. A special transitional rule was provided for plans, like the 1993 Long Term Incentive Plan, that were approved by the shareholders prior to December 20, 1993 without the requisite "per participant" limit. This amendment is presented in order to set a "per participant" limit and to enable the Company to deduct, for United States income tax purposes, the amount of compensation realized by participants employed by the Company's subsidiaries in the United States upon the exercise of a non-qualified option or a stock appreciation right. The limit is set at a higher number for the current year to accommodate the additional onions described below under "Initial Grants". The fixing of a minimum exercise price was deemed desirable to prevent, except in the limited circumstances provided, the grant of options exercisable at less than the value of a common share at the date of the grant, even though no such options have been granted. The existing provisions of the Plan relating to the issuance of awards in the form of restricted common shares have never been utilized, and the board of directors believes, will not be utilized in the future.

               If the proposed amendments to the Plan are not approved, the Plan will continue to remain in effect in its present form.

Summary

               The following is a summary of the material features of the Plan as it is proposed to be amended and is qualified in its entirety by reference to the Plan:

               The Plan is administered by the Remuneration Committee of the board of directors (the "Committee"), which is comprised exclusively of independent directors. The Plan provides for the granting of stock options, stock appreciation rights ("SARs"), performance awards, dividend equivalents and other awards deemed by the Committee to be consistent with the purposes of the Plan (collectively or individually, "Awards") to officers and key employees of the Company and its subsidiaries (the "Participants"). The Committee has exclusive discretion to select the Participants to whom Awards will be granted and to determine the type, size and terms of each Award, and to make all other determinations which it deems necessary or desirable in the interpretation and administration of the Plan except that the exercise price of Options and the grant price of SARs must be at least the Fair Market Value of a Share at the date of the grant, or not less than 85 per cent of such Fair Market Value at such date if such Option or SAR is to be paid for or is expressly granted in lieu of a reasonable amount of salary or cash bonus. The Committee has the authority to administer, construe and interpret the Plan, and its decisions are final, binding and conclusive.

               The maximum number of common shares with respect to which Awards may be granted under the Plan will be 17,000,000. It is expected that approximately 100 persons may be eligible to receive Awards under the Plan. No Participant will be able to be granted in any calendar year Awards related to more than 8,000,000 common shares in 1996 and 3,000,000 common shares thereafter.

               Common shares issued under the Plan may be either newly issued shares, shares acquired by any subsidiary of the Company or any combination thereof. Unless prohibited by Rule 16b-3 under Section 16 of the Securities Exchange Act of 1934, as amended, if any common shares subject to repurchase or forfeiture rights are acquired by any subsidiary of the Company or if any Award is cancelled, terminates or expires unexercised without compensation, the common shares which were issued or would otherwise have been issuable pursuant thereto will become available for new Awards.

Awards under the Plan

               Stock Options

               A stock option ("Option"), which may be a non-qualified or an incentive stock option, is the right to purchase a specified number of common shares at a price ("Option Price") determined by the Committee.

               Options are not transferable during the Participant's lifetime and will generally expire not later than ten years after the date on which they are granted. Options become exercisable at such times and in such installments as the Committee shall determine. Payment of the Option Price must be made in full at the time of exercise in cash, by tendering common shares having a fair market value equal to the Option Price, or by other means that the Committee deems appropriate.

      Stock Appreciation Rights

               An SAR may be granted alone or in tandem with Options or other Awards. Upon exercise of an SAR, the holder will receive, at the election of the Committee, cash or common shares or other consideration equal in value to the difference between the grant price and the fair market value of a common share on the date of exercise, multiplied by the number of shares subject to the SAR. A Participant to whom an Award of an Option or SAR is made has no rights as a shareholder with respect to any common shares issuable pursuant to any such Option or SAR until the date of issuance of the stock certificate for such shares upon payment of the Option Price or settlement of the SAR.

      Performance Awards

               Performance awards are awards whose final value, if any, is determined by the degree to which specified Company, business unit, Participant and/or other performance objectives are achieved during a specified performance period, subject to such adjustments as the Committee may approve based on relevant factors. Performance objectives may be based on share price, earnings per share, net income, return on equity, and/or on other measures of performance. The Committee may make such adjustments in the computation of any performance measure as it deems appropriate. The maximum value of an Award may be a fixed dollar amount, an amount that varies from time to time based on the value of a common share, or an amount that is determinable from other criteria specified by the Committee. The final value of an Award may vest over a period of time after the final value is determined.

      Dividend Equivalents

               A dividend equivalent is a right to receive payments equivalent to dividends with respect to a number of common shares determined by the Committee. The Committee may provide that such amounts will be deemed to have been reinvested in additional common shares or otherwise reinvested. Dividend equivalents may have such other terms and conditions as the Committee may determine.

      Payment

               Payment of an Award such as a performance award may be made in cash, common shares or other consideration in accordance with such terms as are determined by the Committee.

      Additional Information

               Under the Plan, if there is any change in the outstanding common shares by reason of any stock split, stock dividend, combination, subdivision or exchange of shares, recapitalization, merger, consolidation, reorganization or other extraordinary or unusual event, the Committee may direct that appropriate changes be made in the number or kind of securities that may be issued under the Plan and in the terms of outstanding Awards. The Committee has the discretion to make appropriate changes in some or all Awards, consistent with the purposes of the Plan. Generally, a Participant's rights under the Plan may not be assigned or transferred (except in the event of death). The Committee may permit a Participant to pay taxes required to be withheld with respect to an Award in any appropriate manner. The expenses of the Plan are borne by the Company and participating subsidiaries. No awards will be granted under the Plan after June 30, 2003. The board of directors may amend the Plan for any purpose consistent with the goals of the Plan, but no such amendment shall be effective unless and until the same is approved by shareholders of the Company where the absence of shareholder approval would adversely affect the compliance of the Plan with Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, or other applicable law or regulation.
Rule 16b-3 currently requires shareholder approval if the amendment would, among other things, materially increase the benefits accruing to Participants under the Plan.

               Certain Income Tax Consequences of Options

                The Company has been advised that under current law certain of the income tax consequences under the laws of the United States to Participants and their employers of Options granted under the Plan should generally be as set forth in the following summary. The summary only addresses income tax consequences for Participants and their employers who are subject to taxation in the United States. (For purposes of this discussion, the term "employer" shall be deemed to include the employer of an employee optionee and the taxpayer for whom a non-employee optionee performs services.) An employee to whom an incentive Option which qualifies under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), is granted will not recognize income at the time of grant or exercise of such Option. No federal income tax deduction will be allowable to the employee's employer upon the grant or exercise of such Option. However, upon the exercise of an incentive Option, special alternative minimum tax rules apply for the employee. When the employee sells such shares more than one year after the date of transfer of such shares and more than two years after the date of grant of such Option, the employee will normally recognize a long term capital gain or loss equal to the difference, if any, between the sales price of such shares and the Option exercise price. If the employee does not hold such shares for this period, when the employee sells such shares, the employee will recognize ordinary compensation income and possibly capital gain or loss in such amounts as are prescribed by the Code and regulations thereunder. Subject to applicable provisions of the Code and regulations thereunder, the employee's employer will generally be entitled to a federal income tax deduction in the amount of such ordinary compensation income. An individual to whom a non-qualified Option (which is treated as an option for federal income tax purposes) is granted will not recognize income at the time of grant of such Option.
When such optionee exercises such non-qualified Option, the optionee will recognize ordinary compensation income equal to the difference, if any, between the Option Price paid and the fair market value, as of the date of Option exercise, of the shares the optionee receives. The tax basis of such shares to such optionee will be equal to the Option Price paid plus the amount includable in the optionee's gross income, and the optionee's holding period for such shares will commence on the day on which the optionee recognized taxable income in respect of such shares. Subject to applicable provisions of the Code and regulations thereunder, the employer of such optionee will generally be entitled to a federal income tax deduction in respect of non-qualified Options in an amount equal to the ordinary compensation income recognized by the optionee. Any compensation includable in the gross income of an employee in respect of a non-qualified Option will be subject to appropriate federal income and employment taxes.

                The discussion set forth above does not purport to be a complete analysis of all potential tax consequences relevant to recipients of Options or their employers or to describe tax consequences based on particular circumstances and does not address Awards other than Options. It is based on United States federal income tax law and interpretational authorities as of the date of this proxy statement, which are subject to change at any time. The discussion does not address state or local income tax consequences or income tax consequences for taxpayers who are not subject to taxation in the United States.

Initial Grants

               On February 29, 1996, subject to the approval by shareholders of the proposed amendments to the Plan, the Remuneration Committee resolved to increase the subscription price and size of certain options outstanding under the Plan. In 1993, Mr. Ashcroft and Mr. Ruzika were granted options to subscribe for 3,000,000 and 125,000 common shares, respectively, at an exercise price of $85/8 per common share, in respect of which they were required to pay $2.50 per option. It is proposed to increase the exercise price of these options to $15 per common share and to increase the number of such options held by Mr. Ashcroft and Mr. Ruzika to 8,000,000 and 333,333 respectively. All the other terms and conditions of the option grants, including the original aggregate amount to be paid therefor by the recipients will remain unchanged and, accordingly, these options will expire ten years from the original date of grant. In order to replace the estimated economic value being given up by Mr. Ashcroft and Mr. Ruzika the Company's common share price will have to reach $18.80, a 25 per cent increase over the new exercise price of $15.00.

               The Remuneration Committee believes that these options are held by those individuals who are in the best position to influence the future value of the Company and that their willingness to give up the increase in value already accrued to these options, in return for greater participation in the future success of the Company, should be beneficial to shareholders as a whole.

               The Remuneration Committee has taken independent advice with regard to the proposal described above and believe it to be in the best interests of the Company.

               Set out below is a summary of the options to be outstanding on implementation of the arrangements referred to above.

                                                                                                        Per cent of
                                                            Stock Options         Per cent of          Fully diluted
                                                                to be            Common Shares             Common
                                                             Outstanding        Outstanding(1)           Shares(2)
                                                            -------------       --------------         -------------
Ordinary Options outstanding under the Plan............          4,545,000            3.4%                  2.9%
Options outstanding under all other Company plans......          5,469,185            4.1%                  3.5%
                                                                ----------
                                                                10,014,185            7.2%                  6.2%
Subscription Options outstanding under the Plan........          8,558,333            6.2%                  5.4%
                                                                ----------
Total Options outstanding..............................         18,572,518           12.6%                 11.0%
                                                                ==========


----------------
(1) Based upon common shares outstanding on February 29, 1996 but excluding 3,182,787 common shares owned by a subsidiary of the Company.

(2) Based upon common shares outstanding on February 29, 1996 and the number of common shares to be issued on exchange of the Company's outstanding Liquid Yield Option Notes, which are currently in the money.

               The following is a summary of the options granted under the Plan as amended, in accordance with the arrangements described above, which will not be effective unless and until shareholder approval of the amendments to the Plan is obtained.

                                                                                                       Market Value of
                                                                      Increase in the                 Underlying Common
                                                                      Number of Shares                  Shares as of
                  Name and Principal Position                        Subject to Options               February 29, 1996
                  ---------------------------                        ------------------               ------------------

Michael A. Ashcroft(1)..........................................            5,000,000(2)                 $73,750,000(3)
Chairman of the Board; Chief Executive Officer
Ulysses J. Brualdi, Jr..........................................                   --                             --
Executive Vice President; Director
David B. Hammond................................................                   --                             --
Deputy Chairman of the Board
Michael J. Richardson...........................................                   --                             --
President and Chief Executive Officer of ADT Automotive, Inc.
Stephen J. Ruzika(1)............................................              208,333(2)                 $ 3,073,000(3)
Chief executive officers, as a group............................            5,208,333                    $76,823,000(3)
All directors who are not executive officers, as a group........                   --                             --
All employees, excluding executive officers, as a group.........                   --                             --

----------------
(1) Nominee for Director

(2) Represents the net increase in the number of options to be held by each individual.

(3) On February 29, 1996 the closing price of the Company's common shares on the New York Stock Exchange was $143/4.



     THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR APPROVAL
         OF THE AMENDMENTS TO THE ADT 1993 LONG TERM INCENTIVE PLAN.

Executive Compensation

               Remuneration Committee

               The Remuneration Committee of the board of directors is responsible for reviewing and approving the annual compensation and other terms and conditions of employment of certain executive officers. It is composed entirely of independent directors, who are not officers or employees of the Company, and is comprised of W. Peter Slusser, Chairman, Alan B. Henderson, James S. Pasman and Raymond S. Troubh.

               Compensation Policy for Executive Officers

               The Company's overall executive compensation strategy is based on the objectives of attracting and retaining the best possible executive talent; motivating these executives to achieve business goals that are in the best interests of the Company and its shareholders; and providing overall compensation packages to executives that recognize individual achievements and the attainment of specifically identified goals relevant to that executive's area of responsibility. In establishing compensation arrangements for senior executives, the Company also aims to have regard to the competitive marketplace for executive talent. Due to the broad nature of skills and interchangeability of executive talent at the most senior corporate levels, the Company regards this marketplace as being significantly greater than that represented by other employers in its own market segment. Accordingly, the Company's perceived competitive marketplace for executive talent is also different from the peer group of companies used for comparative purposes in the calculation of five year total shareholder return set out elsewhere in this proxy statement. The Company does not set out to establish compensation levels towards either the higher or lower end of a perceived range, however, the Company employs no numerical formula in this regard. It believes that the compensation of individuals is subjective in nature and that the more important considerations are individual merit and the Company's financial performance.

               The principal components of the Company's executive compensation are base salary, annual bonus and stock options. The Company establishes salaries at a level which it considers to be commensurate with the responsibility of the position and the experience of the individual. Bonuses are intended to provide executives with an opportunity to receive additional cash compensation related to individual and Company performance whether or not the payment of a bonus or the method of its calculation is prescribed under the terms of an employment agreement. Specific measures of performance, by reference either to external or internal criteria, are employed to calculate bonus payments for certain executives where it is appropriate to their function or relevant to their achievements. Otherwise, judgement is used in making bonus payments to reward individual performance or the attainment of unique, non-recurring goals.

               Equity based compensation such as grants of stock options is intended to be a mechanism for aligning management's interests with shareholders' interests, particularly for those senior executives who have the most potential to influence the equity value of the Company. Accordingly, in 1993, the Company established the ADT 1993 Long Term Incentive Plan, which is administered by the Remuneration Committee, under which the Remuneration Committee has discretion to grant stock options, stock appreciation rights, performance awards, dividend equivalent and other awards, deemed by the Remuneration Committee to be consistent with the purposes of the Plan, to officers and key employees of the Company and its subsidiaries. Certain amendments to the Plan are being proposed for approval by shareholders at the Annual General Meeting.

               Bonus Arrangements

               Bonus arrangements for Mr. Brualdi and Mr. Ruzika, under which bonuses are payable related directly to the performance of the Company's common share price, were approved by the Remuneration Committee in 1994. The arrangement is structured so that Mr. Brualdi and Mr. Ruzika receive a bonus each time the Company's common share price exceeds, by $1.00 for a continuous period of 30 trading days, the share price at which a bonus payment was previously made. In the event of a decrease in the share price, no payment is due until the previous share price level at which a payment was made is exceeded by $1.00. During 1994, Mr. Brualdi and Mr. Ruzika each received a bonus of $200,000 comprised of $100,000 when the Company's common share price exceeded $10.00 for 30 trading days and $100,000 when the Company's common share price exceeded $11.00 for 30 trading days during 1994.

               Mr. Brualdi and Mr. Ruzika each received a bonus of $250,000 during 1995, comprised of $125,000 when the Company's common share price exceeded $12.00 for 30 trading days and $125,000 when the Company's common share price exceeded $13.00 for 30 trading days during 1995. In addition, they are to receive $125,000 when the common share price exceeds $14.00 for a continuous period of 30 trading days, $150,000 when the common share price exceeds $15.00, $16.00 and $17.00, respectively, for continuous periods of 30 trading days and $175,000 when the common share price exceeds $18.00, $19.00 and $20.00, respectively, for continuous periods of 30 trading days. Accordingly, the total maximum bonus payable to each individual under this arrangement is $1,550,000. The arrangement is due to expire in 1999 or such earlier date as the common share price exceeds $20.00 for a continuous period of 30 trading days.

               Basis for CEO compensation

               The Chief Executive Officer's cash compensation in respect of 1995, as set out in the Summary Compensation Table, was determined in accordance with his employment agreement. During 1995, Mr. Ashcroft's base salary was increased from $1,050,000 per annum to $1,102,500 per annum, with effect from the second quarter of 1995, to take into account the effect of inflation. The agreement provides for the majority of the Chief Executive Officer's potential cash compensation to be performance related with a bonus payable in accordance with a formula set out in his employment agreement. After the end of each fiscal year Mr. Ashcroft's bonus is calculated by reference to the Company's earnings per share compared, on a consistent basis, subject to certain adjustments, with the internally targeted figure for earnings per share for that fiscal year. Mr Ashcroft's bonus in respect of 1995, calculated in accordance with that formula, was $2,233,219.

               Submitted by the Remuneration Committee

               Alan B. Henderson

               James S. Pasman

               W. Peter Slusser

               Raymond S. Troubh

               Summary Compensation Table

               Shown below is information concerning the annual and long-term compensation for services in all capacities to the Company for the fiscal years ended December 31, 1995, 1994 and 1993, of those persons who were, at December 31, 1995 (i) the Chief Executive Officer and (ii) the other four most highly compensated executive officers of the Company, including one executive officer of a subsidiary of the Company (the "Named Officers").





                                                                                 Long-Term
                                                                               Compensation
                                                                                  Awards
                                        Annual Compensation(1)                 -------------
                                 ------------------------------------          Stock Option       All Other
Name and principal position       Year         Salary          Bonus              Grants        Compensation
---------------------------       ----         ------          -----           -------------    ------------
Michael A. Ashcroft(2)               1995     $1,089,375     $2,233,219            1,500,000       $1,921,939(3)
Chairman of the Board;               1994     $1,037,500     $1,945,313              750,000       $  783,403
Chief Executive Officer              1993     $1,290,900     $1,175,000            4,750,000       $1,184,014
Ulysses J. Brualdi, Jr.(4)           1995     $  653,625     $  250,000(5)           500,000       $    9,187(6)
Executive Vice President;            1994     $  622,500     $  200,000              250,000       $   10,477
Director                             1993     $  600,000            -0-              625,000       $   15,245
David B. Hammond(7)                  1995     $  360,000            -0-                  -0-              -0-
Deputy Chairman of the               1994     $  360,000            -0-              125,000              -0-
Board                                1993     $  480,000            -0-              250,000              -0-
Michael J. Richardson(8)             1995     $  314,000      $ 145,245               50,000       $    6,461(9)
Chief Executive Officer of           1994     $  300,000      $ 115,000               45,000       $    6,480
ADT Automotive, Inc.                 1993     $  257,080      $ 140,943              275,000       $    9,034
Stephen J. Ruzika(10)                1995     $  653,625      $ 250,000(5)           500,000       $    1,655(11)
Chief Financial Officer;             1994     $  622,500      $ 200,000              250,000       $   35,639
Director

--------------------
(1) While officers enjoy certain perquisites, such perquisites did not exceed the lesser of $50,000 or 10 per cent of each officer's salary and bonus. A change in control of the Company does not of itself require the payment of any moneys to any of the Named Officers. However, such an event does accelerate the vesting of certain pension rights and the exercisability of certain stock options.

(2) The salary, bonus and all other compensation shown in respect of each year represent Mr. Ashcroft's entitlement to those amounts for that year. Mr. Ashcroft utilized $2,500,000 of the compensation due to him in respect of 1995, being the whole of his bonus entitlement of $2,233,219 and $266,781 of his other compensation to subscribe for options, at the rate of $2.50 per option, to subscribe for common shares of the Company at an exercise price of $85/8 per share. Mr. Ashcroft utilized $2,500,000 of the compensation due to him in respect of 1994, being the whole of his bonus entitlement of $1,945,313 and $554,687 of his other compensation entitlement to subscribe for options on the same terms. These options are all included in the stock option grants shown for 1993.

(3) The other compensation due to Mr. Ashcroft in respect of 1995, and referred to in note (2) above, represents the US dollar equivalent of #1,217,341 being an amount in lieu of providing Mr. Ashcroft with retirement and death benefits under a defined pension plan, attributable to service in 1995 (1994 - #511,126).

(4) The salary amount shown in respect of 1995 represents Mr. Brualdi's entitlement to salary in the year. Prior to becoming entitled to receive certain salary, however, Mr. Brualdi elected to receive options at the rate of $2.50 per option, to subscribe for common shares of the Company at an exercise price of $8 5/8 per share, in lieu of receiving $104,167 in salary (1994 - $104,167). These options are included in the stock option grants shown for 1993.

(5) Mr. Brualdi and Mr. Ruzika each received a bonus of $250,000 in 1995 (1994
    - $200,000) under a bonus arrangement in respect of which payments are related directly to the performance of the Company's common share price.

(6) Represents $1,800 contributed to a defined contribution 401(k) pension benefit plan and $7,387 which is the cost to the Company of providing Mr. Brualdi with life insurance.

(7) All amounts were paid to a company owned by Mr. Hammond and his family. In addition to the amounts shown in the table, in 1993 such company received $600,000 upon the termination of an agreement of indefinite term for the provision of Mr. Hammond's services.

(8) The salary amount shown in respect of 1995 represents Mr. Richardson's entitlement to salary in the year. Prior to becoming entitled to receive certain salary, however, Mr. Richardson elected to receive options at the rate of $2.50 per option, to subscribe for common shares of the Company at exercise price of $8 5/8 per share, in lieu of receiving $97,222 in salary (1994 - $97,222). These options are included in the stock option grants shown for 1993.

(9) Represents $4,500 contributed to a defined contribution 401(k) pension benefit plan and $1,961 which is the aggregate incremental cost to the Company of providing Mr. Richardson with enhanced group term life insurance benefits.

(10) The salary amount shown in respect of 1995 represents Mr. Ruzika's entitlement to salary in the year. Prior to becoming entitled to receive certain salary, however, Mr. Ruzika elected to receive options at the rate of $2.50 per option, to subscribe for common shares of the Company at an exercise price of $8 5/8 per share, in lieu of receiving $104,167 in salary (1994 - $128,198). These options are included in the stock option grants shown for 1993.

(11) Represents $1,655 which is the aggregate incremental cost to the Company of providing Mr. Ruzika with supplemental term life insurance.

Option Grants in Last Fiscal Year

               Shown below are all grants of share options to the Named Officers during the fiscal year ended December 31, 1995. The following table shows, along with certain additional information, hypothetical realizable values of share options granted for the last fiscal year, at assumed rates of cumulative share price appreciation over the ten year life of such options. These assumed rates of appreciation are set by the rules of the Securities and Exchange Commission and are not intended to forecast appreciation of the price of the common shares. These hypothetical values have not been discounted to reflect their present value.


                                                                                                   Potential Realizable Value at
                                                                                                    Assumed Rates of Share Price
                                                                                                      Appreciation for Option
                                                       Individual Grants                                     Term(2)
                          ---------------------------------------------------------------------    -----------------------------
                                        % of Total
                                          Options
                                        Granted to     Market     Exercise or
                                         Employees    Price on        Base
                           Options       in Fiscal     Date of       Price
         Name             Granted(1)       Year         Grant      ($/share)     Expiration Date         5%               10%
         ----             ----------    ---------     --------    ----------     ---------------         --               ---
Michael A. Ashcroft        1,200,000       40.0%       $11.50         $11.69     May 11, 2005        $8,451,000      $21,766,000
                             150,000        5.0%       $11.50         $12.86     May 11, 2005        $  881,000      $ 2,545,000
                             150,000        5.0%       $11.50         $14.02     May 11, 2005        $  707,000      $ 2,371,000
Ulysses J. Brualdi, Jr.      400,000       13.3%       $11.50         $11.69     May 11, 2005        $2,817,000      $ 7,255,000
                              50,000        1.7%       $11.50         $12.86     May 11, 2005        $  294,000      $   848,000
                              50,000        1.7%       $11.50         $14.02     May 11, 2005        $  236,000      $   790,000
Michael J. Richardson         50,000        1.7%       $11.50         $11.63     May 11, 2005        $  355,000      $   910,000
Stephen J. Ruzika            400,000       13.3%       $11.50         $11.69     May 11, 2005        $2,817,000      $ 7,255,000
                              50,000        1.7%       $11.50         $12.86     May 11, 2005        $  294,000      $   848,000
                              50,000        1.7%       $11.50         $14.02     May 11, 2005        $  236,000      $   790,000

----------------
(1) Of the above options, 13.3 per cent are exercisable after one year from the date of grant, 13.3 per cent are exercisable after two years from the date of grant and the balance are exercisable after three years from the date of grant, with the exception of Mr. Richardson's options which are all exercisable after three years from the date of grant.

(2) Gains are reported net of the option exercise price but before taxes associated with exercise. These amounts represent certain assumed rates of appreciation only. Actual gains, if any, on share option exercises are dependent on the future price performance of the common shares as well as the option holders' continued employment through the vesting period. The potential realizable values reflected in this table may not necessarily be achieved.

Aggregated Option Exercises in Last Fiscal Year and Year End Option Values

               Shown below is information with respect to aggregated option exercises by the Named Officers in the fiscal year ended December 31, 1995 and with respect to unexercised options to purchase the Company's common shares granted in fiscal 1995 and prior years to the Named Officers and held by them at December 31, 1995.

                                                            Number of Unexercised Options       Value of Unexercised in-the-Money
                                                                  at Fiscal Year End           Options at Fiscal Year End (1), (2)
                           Shares                          -------------------------------     -----------------------------------
                          Acquired
                             on        Value Realized on
                         Exercise of      Exercise of
                         Options in         Options
        Name             Fiscal Year    in Fiscal Year     Exercisable     Unexercisable       Exercisable         Unexercisable
        ----             -----------   -----------------   -----------     -------------       -----------         -------------
Michael A. Ashcroft...         -0-              -0-        2,991,665        4,083,335          $13,599,300         $16,282,400
Ulysses J. Brualdi....         -0-              -0-          333,330        1,041,670          $ 1,833,300         $ 4,119,500
David B. Hammond......      20,000         $ 11,500          131,665           83,335          $   484,000         $   221,900
Michael J. Richardson.      50,000         $181,000          189,998          220,002          $   939,700         $ 1,134,600
Stephen J. Ruzika.....        -0-               -0-          420,330        1,041,679          $ 1,957,100         $ 4,119,500

---------------
(1) Based on the closing price of $15 per common share on December 29, 1995.

(2) Messrs. Ashcroft, Brualdi, Richardson and Ruzika have been granted certain options, having an exercise price of $85/8, for which they are required to pay $2.50 each. These options are therefore valued as if their exercise price was $111/8.

               Options in respect of 250,000 common shares were purchased by the Company from Mr. Hammond for their aggregate economic value of $1.1 million, based on the Company's common share price on December 19, 1995, in connection with the purchase by a company, of which Mr. Hammond is a director, of the Company's United Kingdom and continental European vehicle auction business on December 29, 1995, further details of which are set out under "Certain Relationships and Related Transactions" below.

Certain Defined Benefit Plans

               The Company does not maintain any defined benefit or actuarial retirement plans ("pension plans"). However, Mr. Brualdi, Mr. Richardson and Mr. Ruzika participate in pension plans that are maintained by indirect, wholly owned subsidiaries of the Company. Certain information is set forth below regarding the pension plans in which Mr. Brualdi, Mr. Richardson and Mr. Ruzika, as well as other employees of the Company's subsidiaries, participate.

               ADT Security Systems maintains a funded pension plan (the "Security Systems Pension Plan"). ADT Security Systems also maintains an unfunded supplemental executive retirement plan (the "Security Systems SERP"). Mr. Brualdi is the only Named Officer who participates in the Security Systems Pension Plan and the Security Systems SERP.

               The following table sets forth the estimated annual benefit payable upon retirement at age 65 under the Security Systems Pension Plan under the columns numbered (1) and under the Security Systems SERP under the columns numbered (2).

Pension Plan Table: Security Systems Pension Plan Columns Number (1) and Security Systems SERP Columns Numbered (2)



                                                   Years of Service
---------------------------------------------------------------------------------------------------------------------
                       15                   20                    25                   30                    35
Remuneration     (1)        (2)       (1)        (2)        (1)        (2)       (1)        (2)        (1)        (2)
------------     ---        ---       ---        ---        ---        ---       ---        ---        ---        ---
     125,000    18,750      4,350    25,000     10,600     31,250     16,850    37,500     10,600     43,750      4,350
     150,000    22,500      8,100    30,000     15,600     37,500     23,100    45,000     15,600     52,500      8,100
     175,000    22,500     15,600    30,000     25,600     37,500     35,600    45,000     28,100     52,500     20,600
     200,000    22,500     23,100    30,000     35,600     37,500     48,100    45,000     40,600     52,500     33,100
     225,000    22,500     30,600    30,000     45,600     37,500     60,600    45,000     53,100     52,500     45,600
     250,000    22,550     38,100    30,000     55,600     37,500     73,100    45,000     65,600     52,500     58,100
     300,000    22,500     53,100    30,000     75,600     37,500     98,100    45,000     90,600     52,500     83,100
     350,000    22,500     68,100    30,000    956,000     37,500    123,100    45,000    115,600     52,500    108,100
     400,000    22,500    831,000    30,000    115,600     37,500    148,100    45,000    140,600     52,500    133,100
     450,000    22,500     98,100    30,000    135,600     37,500    173,100    45,000    165,600     52,500    158,100
     500,000    22,500    113,100    30,000    155,600    375,000    198,100    45,000    190,600     52,500    183,100
     600,000    22,500    142,100    30,000    195,600     37,500    248,100    45,000    240,600     52,500    233,100
     700,000    22,500    173,100    30,000    235,600     37,500    298,100    45,000    290,600     52,500    283,100


               The amounts shown in the columns numbered (1) reflect the estimated annual benefit payable under the Security Systems Pension Plan at age 65, the normal retirement age under the Security Systems Pension Plan, in the form of a straight life annuity (i.e., with no survivor option). The normal retirement benefit under the Security Systems Pension Plan is an annual benefit payable at age 65 equal to one per cent of a participant's average base salary (including commissions) for the five consecutive years producing the highest average, times his years of credited service. Compensation taken into account under the Security Systems Pension Plan is limited to base salary (including commissions), subject to a maximum limit, currently $150,000, imposed by the Internal Revenue Code of 1986, as amended. Benefits payable under the Security Systems Pension Plan are not offset by Social Security benefits or any other amounts. Mr. Brualdi has approximately 20 years of credited service under the Security Systems Pension Plan and the Security Systems SERP.

               The Security Systems SERP supplements the retirement benefits payable to certain officers of ADT Security Systems. The amounts shown in the columns numbered (2) reflect the estimated additional benefits payable under the Security Systems SERP at age 65 in the form of a straight life annuity (i.e., with no survivor option). Benefits under the Security Systems SERP are based upon a participant's annual base salary immediately prior to retirement or other termination of employment (disregarding any change in salary within six months prior to retirement or termination). Compensation taken into account under the Security Systems SERP is limited to base salary shown in the salary column of the Summary Compensation Table. The Security Systems SERP provides a normal retirement benefit of up to 50 per cent of annual base salary (depending on a participant's years of service). Benefits under the Security Systems SERP are reduced by pension benefits payable under the Security Systems Pension Plan (or any other pension plan maintained by ADT Security Systems or its affiliates) and Social Security benefits. Benefits are payable under the Security Systems SERP to participants who retire at or after age 65, retire at or after age 55 with the consent of ADT Security Systems or are involuntarily terminated without cause. A participant who voluntarily terminates employment with ADT Security Systems prior to retirement or who is terminated for cause, as defined in the Security Systems SERP, forfeits all benefits under the Security Systems SERP. ADT Group PLC ("ADT Group") maintains an executive retirement plan (the "ADT Group Plan"). Mr. Richardson is the only Named Officer who participates in the ADT Group Plan. The ADT Group Plan will provide Mr. Richardson an annual benefit payable for life beginning at age 60. The annual benefit is equal to 66.7 per cent of base salary for the three years of the most recent ten years prior to retirement that produce the highest average. Mr. Richardson's estimated annual benefit payable at age 60 for life is $211,565. Benefits payable under the ADT Group Plan are not offset by Social Security benefits or any other amounts.

               ADT, Inc. maintains a supplemental executive retirement plan (the "ADT SERP"). Mr. Ruzika is the only Named Officer who participates in the ADT SERP. Benefits for Mr. Ruzika under the ADT SERP are also supplemented under a Supplemental Benefit Agreement between Mr. Ruzika and ADT Management Services Limited (the "Supplemental Benefit Agreement").

               The ADT SERP and Supplemental Benefit Agreement together provide benefits payable to Mr. Ruzika for a total of 20 years beginning at age 55. This annual benefit is equal to 65 per cent of base salary and bonuses for the three consecutive years that produce the highest average. Effective for benefits accrued after December 31, 1994, the benefit is calculated using base salary including, for this purpose, the purchase price of any options to purchase the Company's shares received in lieu of base salary. This benefit is reduced by the value of any benefits derived from employer contributions under any other retirement plan maintained by ADT, Inc. or its affiliates. Mr. Ruzika's estimated annual benefit payable at age 55 for a total of 20 years, net of the estimated offset attributable to employer contributions under certain defined contribution plans, is $372,598. Benefits are not offset by Social Security benefits.

Compliance with Reporting Requirements

               The Company believes that, during 1995, all filing requirements under Section 16(a) of the Securities Exchange Act 1934 applicable to its officers, directors and beneficial owners of more than ten per cent of equity securities were complied with on a timely basis.

Employment Contracts, Termination of Employment and Change in Control
Arrangements

               The Company has entered into a written employment agreement with Mr. Ashcroft, dated as of May 8, 1993 which provides that Mr. Ashcroft shall serve as Chairman of the Board and Chief Executive Officer until March 31, 1998, subject to renewal for additional one-year terms thereafter. Mr. Ashcroft's initial base salary was $1,000,000, per annum subject to annual review and adjustment by the board of directors but may only be reduced by a maximum of 15 per cent during the term of the agreement without Mr. Ashcroft's consent. During 1995, Mr. Ashcroft's base salary was increased to $1,102,500 per annum. Mr. Ashcroft is also eligible for annual bonus payments based upon an earnings per share target for the Company's common shares set each year, subject to a maximum bonus of $4,000,000. The maximum bonus is payable upon attaining 117.5 per cent of the targeted earnings per share. As a term of the contract, Mr. Ashcroft was granted options to purchase 1,000,000 common shares under the ADT 1993 Long Term Incentive Plan, with 50 per cent of such options exercisable at market value on the date of grant, as defined, 25 per cent exercisable at 110 per cent of market value, and 25 per cent exercisable at 120 per cent of market value, vesting in equal annual installments over a three-year period commencing one year from the date of grant and exercisable over a ten-year period. The Company will make annual payments to Mr. Ashcroft calculated to provide him with retirement and death benefits no less favourable than if he were a member of ADT Group Plan. Such annual payments will not be less than $450,000. The Company may terminate the agreement upon Mr. Ashcroft's death, when Mr. Ashcroft attains the age of 60, if Mr. Ashcroft is unable to perform his duties for 180 days due to ill health, accident or otherwise, if Mr. Ashcroft fails to discharge his duties or engages in conduct that is materially injurious to the Company, or if Mr. Ashcroft willfully and continually commits a material breach of the agreement. Mr. Ashcroft may terminate the agreement upon a breach by the Company which breach (except for a material breach) is not cured within 30 days, if he is removed from his position as Chairman of the Board or his position as Chief Executive Officer, or if the scope of his duties and responsibilities becomes inconsistent with his position as an officer of the Company.

               Mr. Ashcroft may also terminate the agreement without cause at any time upon 90 days notice. In the event the agreement is terminated pursuant to its terms by the Company or without cause by Mr. Ashcroft upon 90 days notice, Mr. Ashcroft will be entitled to the pro rata portion of his base salary, bonus payment, pension payment and other benefits but will not be entitled to any additional payments. If the agreement is terminated due to a disability, Mr. Ashcroft will be entitled to an additional payment equal to two times his highest base salary. In the event the agreement is terminated by the Company without cause or by Mr. Ashcroft with cause, Mr. Ashcroft will be entitled to a severance payment equal to two times his highest base salary and average bonus payment, annual pension payments for the year of termination and the following two years, and one year of any other benefits previously provided.

               Under the Security Systems SERP, if Mr. Brualdi's employment is involuntarily terminated without cause he is entitled to receive his full benefits under such plan, commencing immediately, whether or not he has reached retirement age at the time of his dismissal.

               Under the ADT SERP and the Supplemental Benefit Agreement Mr. Ruzika becomes fully vested in the accrued benefits thereunder upon a Change of Control (as defined in the ADT SERP) of the Company, ADT, Inc. or ADT Management Services Limited. If Mr. Ruzika's employment is terminated within one year from the date of a Change of Control he will receive, in lieu of all other amounts due to him under the ADT SERP and the Supplemental Benefit Agreement, a lump sum distribution equal to the present value of his accrued benefit and an additional amount calculated under a formula intended to put him in the same after tax position that he would have been in if he had received a lump sum distribution of his accrued benefit on his normal retirement date. Under this formula Mr. Ruzika would currently receive an additional amount of approximately $647,725. A "Change of Control" is deemed to have occurred if: (1) any person (other than Laidlaw or its affiliates, collectively the "Laidlaw Group") acquires more than 40 per cent of the Company's voting stock (the triggering percentage is reduced from 40 per cent to 35 per cent if the Laidlaw Group's beneficial ownership of the Company's voting stock is 20 per cent or less); (2) the Laidlaw Group becomes the beneficial owner of more than 45 per cent of the Company's outstanding voting stock; (3) there is a change of 50 per cent or more in the composition of the Company's directors during any 3-year period (unless the change in directors was approved by two thirds of the directors in office at the beginning of such 3-year period or directors who had previously been elected with the requisite two thirds approval); (4) a person acquires the legal right to direct the management and policies of the Company (other than by virtue of membership on the board of directors or a committee of the board); (5) the Company ceases to own, directly or indirectly through subsidiaries, at least 80 per cent of the voting stock of ADT, Inc. or ADT Management Services Limited; or (6) the stockholders of ether the Company, ADT, Inc., or ADT Management Services Limited approve a merger, consolidation or a sale or disposition of all, or substantially all, of the assets of the Company, ADT, Inc., or ADT Management Services Limited, as the case may be, with the relevant company not surviving.

               Mr. Richardson entered into an employment agreement with ADT Automotive Holdings, Inc., the corporate parent of ADT Automotive, Inc., as of November 30, 1993. The agreement provides that Mr. Richardson will serve as Chief Executive Officer of ADT Automotive Holdings, Inc. and its subsidiaries from December 1, 1993 until July 31, 1996, subject to renewal for additional one-year terms thereafter. Mr. Richardson's initial annual base salary will be $300,000 and will be subject to annual review for possible increase. Mr. Richardson will also be eligible for annual bonus payments at the discretion of the Company. The termination provisions of this agreement include a term to the effect that, in the event the agreement is terminated by ADT Automotive Holdings, Inc. without cause or by Mr. Richardson with cause, Mr. Richardson will be entitled to receive his base salary and certain fringe benefits for two years or the remaining term of the agreement, whichever is longer. In addition, if the agreement is terminated before July 31, 1996 by ADT Automotive Holdings, Inc. without good cause or by Mr. Richardson with cause, Mr. Richardson will be entitled to receive monthly cash payments in the amount necessary to increase any pension or retirement benefits paid to Mr. Richardson to be equal to the amount of such benefits that Mr. Richardson would have received if his employment had continued until July 31, 1996.

Certain Relationships and Related Transactions

               On December 29, 1995, the Company and certain of its subsidiaries (collectively referred to below, where appropriate, as "the Company") entered into an agreement with Loanoption Limited ("Loanoption") and its parent company, Integrated Transport Systems Limited ("ITS"), under which the Company sold subsidiaries comprising its United Kingdom and Continental European vehicle auction business ("European Auctions").

               The consideration received by the Company was comprised of cash of $250.5 million, a $187.6 million zero coupon Vendor Note maturing in 2004, with an issue price of $83.9 million, valued by the Company at $74.6 million, and 10 per cent of the ordinary share capital of ITS, valued by the Company at a nominal amount.

               Mr. D.B. Hammond and Mr. T.J. Gibson are both directors of Loanoption and ITS. Mr. Hammond is presently Deputy Chairman of ADT Limited and Mr. Gibson was the Chief Executive Officer of ADT Auction Group Limited when that company was under the control of the Company. As a result of the sale of European Auctions, Mr. Gibson is no longer employed by the Company.

               Mr. Hammond and Mr. Gibson subscribed $10.4 million and $0.8 million, respectively to the capital of ITS and, as a result, are interested in zero coupon Capital Bonds, of ITS maturing in 2004, ("Capital Bonds") with issue prices of $9.4 million and $0.7 million respectively and 22.3 per cent and 1.7 per cent, respectively, of the ordinary share capital of ITS. Other senior management and employees of European Auctions subscribed approximately $3.7 million to the capital of ITS and, as a group, are interested in Capital Bonds with an issue price of $3.3 million and 8.0 per cent of the ordinary share capital of ITS. In addition, Mr. M.A. Ashcroft the Chairman and Chief Executive Officer of ADT Limited subscribed $7.0 million to the capital of ITS and, as a result, is interested in Capital Bonds with an issue price of $6.3 million, and 15.0 per cent of the ordinary share capital of ITS. Mr. Ashcroft is not an officer or director of ITS or any of its subsidiaries and has no involvement in the day to day management of ITS or any of its subsidiaries.

               At closing, the Company entered into an option agreement with Mr. Ashcroft under which the Company could require Mr. Ashcroft to purchase from it (and Mr. Ashcroft could require the Company to sell to him) additional ordinary share capital of ITS and Capital Bonds held by the Company, for cash, and ITS entered into an agreement with the Company and Mr. Ashcroft to use its reasonable efforts to find additional third party investors for its ordinary share capital and Capital Bonds held by the Company and Mr. Ashcroft. ITS was successful in finding such additional investors and the mutual options were released.

               Upon the sale of European Auctions, ADT Limited share options held by directors and employees of European Auctions became immediately exercisable and the Company entered into arrangements with Mr. Gibson under which share options held by him at the time of the sale were purchased by the Company for their aggregate economic value totalling $1.2 million, based on the Company's common share price on December 19, 1995, of which Mr. Gibson invested $0.8 million in the capital of ITS. The Company also entered into similar arrangements with other senior management and employees of European Auctions under which the Company purchased options outstanding at the time of the sale for their aggregate economic value of $0.6 million, based on the Company's common share price on December 19, 1995, from those employees to enable them to invest in the capital of ITS. In addition, in order to further enable Mr. Hammond to invest in the capital of ITS, the Company purchased from Mr. Hammond an option grant for its economic value of $1.1 million, based on the Company's common share price on December 19, 1995, which would otherwise have been exercisable on March 5, 1996.

               Upon the sale of European Auctions by the Company, Mr. Gibson received a severance payment of $0.3 million and other senior management and employees of European Auctions, as a group, received severance payments totalling $0.4 million.

               A company controlled by Mr. Ashcroft agreed to make loans to Mr. Hammond, or companies controlled by him, of an aggregate of $7.8 million solely for the purpose of enabling Mr. Hammond or these companies to subscribe to ordinary shares and Capital Bonds of ITS.

               An opinion regarding the fair value of the transaction for the sale of European Auctions was provided to the independent directors of the Company by a leading European investment banking firm and the transaction was approved unanimously by the independent directors on December 28, 1995.